July 27, 2010

VIA EDGAR AND FACSIMILE

Russell Mancuso

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC  20549

Re:                             EMRISE Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 17, 2010
Preliminary Revised Proxy Statement on Schedule 14A
Filed July 21, 2010
File No. 001-10346

Dear Mr. Mancuso:

This letter responds to the comments set forth in the Staff’s letter dated July 23, 2010 to Carmine T. Oliva, Chairman of the Board and Chief Executive Officer of EMRISE Corporation (the “Company”), regarding the Company’s filings listed above.  For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below each comment:

Form 10-K for the fiscal year ended December 31, 2009

Item 9A(T).  Controls and Procedures, page 41

1.                                       We refer to your responses to prior comments 1 through 4.  Please file an amendment to the Form 10-K to conform the controls and procedures disclosures to the underlying requirements as described in the comments.  You may file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, revised Item 9A(T), signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification.

Russell Mancuso

U.S. Securities and Exchange Commission

July 27, 2010

RESPONSE:

We have filed an amendment to the Form 10-K, conforming the controls and procedures disclosures to the underlying requirements as described in comments 1 through 4 to your comment letter of July 15, 2010.

Form 10-Q for the fiscal Quarter ended March 31, 2010

Note 7. Goodwill, page 15

2.                                       We refer to your response to prior comment 6.  We see that you made an allocation of goodwill to discontinued operations of ACC amounting to $12,755,000 in the restated financial statements for December 31, 2009, as presented, in Annex C to the Schedule 14A.  We further see that the amount allocated to ACC was reduced to $12,020,000 as of March 31, 2010.  Please tell us why the allocation changed between December 31, 2009 and March 31, 2010.

RESPONSE:

At December 31, 2009, we allocated goodwill based upon our preliminary forecast for each of our business units.  During the first quarter of 2010, we finalized our 2010 forecast taking into consideration first quarter 2010 actual results and new business prospects.  Additionally, we obtained preliminary offers on ACC, which allowed us to place a “expected third party” fair value on that business unit.  As a result, we were required to reallocate the goodwill at March 31, 2010 because the relative fair values of the portion of the reporting unit remaining increased from December 31, 2009 to March 31, 2010 based upon positive operational results and prospects resulting in an additional $655,000 allocated to that portion of the reporting unit remaining in continuing operations.

Item 4T. Controls and Procedures, page 33

3.                                       We refer to your responses to prior comments 7 and 8.  Unless you completed a full evaluation of internal control over financial reporting as of March 31, 2010, please amend the Form 10-Q to delete the discussion indicating that you completed an evaluation of internal control over financial reporting as of that date.  You may file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, revised Item 4(T), signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification.

RESPONSE:

We have filed an amendment to the Form 10-Q, deleting the discussion indicating an evaluation of internal control over financial reporting.

Preliminary Revised Proxy Statement on Schedule 14A Annex B

4.                                       We note that Boenning & Scattergood, Inc. has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters.  We also note the statement on page B-3 by Boenning & Scattergood, Inc. that, to the extent any of the assumptions prove untrue in any material respect, the opinion cannot and should not be relied upon.

Russell Mancuso

U.S. Securities and Exchange Commission

July 27, 2010

While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document.  Please revise.

RESPONSE:

Boenning & Scattergood, Inc. has revised its opinion.  We have filed an amendment to the proxy statement, attaching the revised opinion.

Annex C - Financial Statements, page C-l

5.                                       We refer to your responses to prior comments 22 and 23.  You indicate that future filings will “clarify the nature of the inventory reserves and indicate to which category they relate.”  However, please tell us how it is consistent with the theory from SAB Topic 5-BB and FASB ASC 330-10-35-14 to characterize and disclose inventory impairment charges as establishing reserves.

RESPONSE:

We acknowledge that impairment charges for inventory should not be characterized and disclosed as inventory reserves under ASC 330-10-35-14.  Rather, impairment charges should reduce the carrying value of the corresponding inventory and are not reversed unless items are sold or disposed of other than by sale.  The following reflects the appropriate disclosure of our inventory at December 31, 2009 and 2008 and illustrates how we will disclose the carrying values of the inventories in future filings:

“Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consisted of the following at December 31 (in thousands):”

	2009	2008

Raw materials	$3,791	$3,823
Work-in-process	1,792	2,245
Finished goods	2,448	2,501
Total inventories, net	$8,031	$8,569

Additionally, the change in inventory reserves previously disclosed in the Statement of Cash Flows will not be required (unless a true “inventory reserve” were established) and all changes would be reported as a change in inventories in the Statement of Cash Flows.

*     *     *

Russell Mancuso

U.S. Securities and Exchange Commission

July 27, 2010

In connection with the responses above, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carmine T. Oliva
Carmine T. Oliva
Chairman of the Board and
Chief Executive Officer

cc:                                 Jennifer L. Miller

Ballard Spahr LLP